Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan 48168

June 12, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: Cooper-Standard Holdings Inc.
Form 10-K for the Year Ended December 31, 2024
Filed February 14, 2025
File No. 001-36127

Dear Ms. Gilmore and Ms. Erlanger,

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) to the Company, dated June 5, 2025 (the “Comment Letter”), relating to the Company’s above-referenced filing (the “Form 10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.

We respectfully submit our responses for your review. Our responses are aligned with the sequential numbering of the comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results of Operations, page 33

1.We note your disclosure on page 34 of total segment adjusted EBITDA for the reportable segments. We also note that this amount differs from the consolidated Adjusted EBITDA disclosed on page 38 which is reconciled to your net loss. Please note that a total of segment profitability measures, when disclosed outside the notes to the financial statements, represents a non-GAAP financial measure and must be disclosed as such and be presented in accordance with our non-GAAP guidance. In this regard, it appears that this amount may exclude some normal recurring operating expenses. Please advise or revise accordingly. Refer to Question 104.04 of the SEC Staff's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

Response: We acknowledge the Staff’s comment and respectfully advise that the segment Adjusted EBITDA amounts presented on page 34 of the Form 10-K reflect the segment profit measure used by our Chief Operating Decision Maker to assess performance and allocate resources, as required under ASC 280. These amounts are presented on a reportable segment basis and do not include results from non-reportable segments and certain corporate-level activity.

Separately, the consolidated Adjusted EBITDA amounts disclosed on page 38 of the Form 10-K represent a company-wide non-GAAP performance measure that includes contributions from non-reportable segments and corporate-level activity not reflected in the reportable segment-level results. We acknowledge that the total of reportable segment Adjusted EBITDA differs from consolidated Adjusted EBITDA and recognize that disclosing a subtotal of segment Adjusted EBITDA outside the financial statement footnotes could be viewed as a separate non-GAAP measure requiring its own reconciliation to the most directly comparable GAAP financial measure.

To address the Staff’s comment, we will revise our presentation in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2025, by removing the “Total for reportable segments” line item from the segment adjusted EBITDA table in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as currently presented on page 34 of the Form 10-K. Additionally, we will present line items for “Corporate, eliminations and other” and “Consolidated Adjusted EBITDA,” with the latter aligning with the consolidated

Adjusted EBITDA measure that is reconciled to net loss as currently presented in our non-GAAP reconciliation table on page 38 of the Form 10-K. The “Corporate, eliminations and other” line item will capture corporate-level expenses, earnings from non-reportable segments, and other activity necessary to reconcile the segment-level amounts to consolidated Adjusted EBITDA.

Liquidity and Capital Resources
Cash Flows, page 35

2.Please provide a more informative analysis and discussion of changes in operating, investing, and financing cash flows for each period presented in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 5.B.1 of Form 20-F and Section IV.B of SEC Release No. 33-8350.

Response: We acknowledge the Staff’s comment and will expand our MD&A discussion of cash flows in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2025. Specifically, we intend to provide more substantive insights into the primary drivers of changes in cash flows across operating, investing, and financing activities, including relevant operational or business context where appropriate.

Notes to Consolidated Financial Statements
21. Business Segments, page 82

3.We note you include a line item in your reconciliation for consolidated EBITDA. Please note that as this does not appear to be a segment measure of profitability, it would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C). We refer you to Comment 3 in our letter to you dated May 21, 2024.

Response: We acknowledge the Staff’s comment and will remove both the consolidated EBITDA and consolidated Adjusted EBITDA line items from the segment note to the financial statements in future filings.

4.We note your line item of other segment items which you describe in footnote (a) as including other income and expenses and other non-comparable items to derive at total reportable segment adjusted EBITDA. Please provide us, and revise future filings to include, a more detailed description of what is included in the "other segment items". Refer to ASC 280-10-50-26B.

Response: We acknowledge the Staff’s comment and will enhance our segment disclosures in future filings to include a more detailed and qualitative description of the components included in “other segment items,” in accordance with ASC 280-10-50-26B. As cost of products sold is the only significant segment expense disclosed under ASC 280-10-50-26A, “other segment items” represent the remaining expenses and income items included in the segment profit measure used by our Chief Operating Decision Maker. Specifically, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2025, we will revise footnote (a) to read as follows:

“(a) Other segment items represent income and expenses that are included in the segment Adjusted EBITDA measure, such as selling, administration and engineering expenses and foreign currency gains and losses.”

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments about this letter or need any further information, please email the undersigned at jon.banas@cooperstandard.com.

Sincerely,

/S/ JONATHAN P. BANAS

Jonathan P. Banas
Chief Financial Officer
(Principal Financial Officer)
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